Mail Stop 4561

March 4, 2009

By U.S. Mail and Facsimile to (770) 838-1048.

Teresa L. Martin
Chief Financial Officer and Executive Vice President
FGBC Bancshares, Inc.
101 Main Street
Franklin, Georgia 30217

> **Re: FGBC Bancshares, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Form 10-Q for Fiscal Period Ended September 30, 2008**
> **File No. 000-51957**

Dear Ms. Martin:

We have reviewed your response filed with the Commission on February 20, 2009 and have the following comments. Where indicated, we think you should revise your document in future filings in response to these comments and provide us with your proposed revisions. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1. Please refer to our previous comment 1 in our letter dated January 16, 2009. We note your expanded policy disclosures provided in your response. Considering the significance of losses recorded as a result of the sale of foreclosed assets to your net income for the period ended September 30, 2008, please address the following:

- Revise your critical accounting policy disclosure in future filings to include a discussion of the valuation of foreclosed assets;

- Tell us and revise future filings to disclose how accurate you have been in the past with this estimate, and quantify this disclosure where possible; and,

- Revise future filings to disclose the range of possible outcomes related to this estimate if changes in your assumptions were to occur. Please quantify this disclosure where possible. For example, provide a discussion of the impact that possible changes in the current trends in the real estate market would have on your estimate.

Please refer to Release No. 33-8350 for guidance.

2. Please refer to our previous comment 5 in our letter dated January 16, 2009. We note your revised policy in which you generally classify loans as impaired if it is possible that you will be unable to collect the scheduled payments of principle or interest when due according to the contractual terms of the loan agreement. Please tell us how you determined that this policy complies with paragraph 8 and 10 of SFAS 114.

3. Please refer to our previous comment 8 in our letter dated January 16, 2009. We note your analysis of whether your deferred tax assets are realizable focuses primarily on the company's ability to generate net income. We further note that the largest deferred tax asset relates to the allowance for loan losses. Considering that the allowance for loan loss provision has substantially contributed to your 2008 net losses and that you continue to experience declining credit trends, please tell us in greater detail how you concluded that your deferred tax assets were fully realizable as of September 30, 2008.

4. Please refer to our previous comment 10 in our letter dated January 16, 2009. We could not locate proposed disclosures that included the information required by Item IV.B of Industry Guide 3, which requires a breakdown of the allowance for loan losses by loan category and the percent of loans in each category to total loans. Please revise your disclosures to include this information and provide us with your proposed disclosures.

5. Please refer to our previous comment 11 in our letter dated January 16, 2009. We could not locate disclosures responsive to certain of the bullet points included in our comment. Therefore, please revise to disclose the following and provide us with your proposed disclosures:

- Please provide more detailed disclosure regarding the reasons why management believes the levels of non-performing loans have increased so significantly. We note your disclosure of the general trends in the banking industry and that dramatically rising unemployment rates have impacted your borrowers' ability to repay their outstanding debts, however, it remains unclear how these trends have specifically impacted the level of your non-performing loans;

- Please revise to include a discussion of how you have considered changes in the levels of your non-performing loans in your qualitative adjustments to the loss rates used to determine the general allowance;

- Considering that real estate loans comprise a significant portion of your loan portfolio and that you are experiencing declining real estate values, please revise to include a discussion of how you consider the overall declining real estate values in your qualitative factor adjustments; and,

- Please revise to include a discussion of the level of collateralization of your loan portfolio, and how changes in the level of collateralization have impacted your assessment of the losses inherent in the portfolio.

6. Please refer to our previous comment 12 in our letter dated January 16, 2009. We note your added statement in your proposed disclosures that there is currently a divergent trend between the levels of non-performing loans and amounts charged off. Further, we note your statement that you charge off loans or portions of loans that are deemed to be non-collectible. Please revise to disclose specific reasons why these trends are divergent, i.e. discuss the reasons why you have experienced such an increase in non-performing loans and why you believe these loans to be collectible and should not be charged off.

   As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please provide us with copies of your proposed revisions to your future filings. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

   You may contact Rebekah Blakeley Moore at (202) 551-3303 or Brittany Ebbertt at (202) 551-3572 if you have questions relating to these comments, or me at (202) 551-3494.

Sincerely,

Kevin W. Vaughn
Branch Chief